 Ashland Inc.Jefferies Industrials ConferenceNew York, August 2016Luis Fernandez-Moreno, President – Chemicals GroupKevin Willis, Chief Financial OfficerSeth A. Mrozek, Director Investor Relations  ® Registered trademark, Ashland or its subsidiaries, registered in various countries™ Trademark, Ashland or its subsidiaries, registered in various countries

 *  Forward-Looking StatementsThis presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Ashland has identified some of these forward-looking statements with words such as “anticipates,” “believes,” “expects,” “estimates,” “is likely,” “predicts,” “projects,” “forecasts,” “objectives,” “may,” “will,” “should,” “plans” and “intends” and the negative of these words or other comparable terminology. These forward-looking statements include statements relating to status of the separation process, the plan to pursue an IPO of up to 20 percent of the common stock of Valvoline and the expected completion of the separation through the subsequent distribution of Valvoline common stock, the anticipated timing of completion of the planned IPO and subsequent distribution of the remaining Valvoline common stock, the plan to reorganize under a new public holding company to be called Ashland Global Holdings Inc., and Ashland’s and Valvoline’s ability to pursue their long-term strategies. In addition, Ashland may from time to time make forward-looking statements in its annual report, quarterly reports and other filings with the Securities and Exchange Commission (SEC), news releases and other written and oral communications. These forward-looking statements are based on Ashland’s expectations and assumptions, as of the date such statements are made, regarding Ashland’s future operating performance and financial condition, including the proposed separation of its specialty chemicals and Valvoline businesses, the proposed IPO of its Valvoline business, the expected timetable for completing the IPO and the separation, the proposal to reorganize under a new public holding company, the future financial and operating performance of each company, strategic and competitive advantages of each company, the leadership of each company, and future opportunities for each company, as well as the economy and other future events or circumstances. Ashland’s expectations and assumptions include, without limitation, internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, operating efficiencies and economic conditions (such as prices, supply and demand, cost of raw materials, and the ability to recover raw-material cost increases through price increases), and risks and uncertainties associated with the following: the possibility that the proposed IPO, new holding company reorganization or separation will not be consummated within the anticipated time period or at all, including as the result of regulatory, market or other factors or the failure to obtain shareholder approval of the new holding company reorganization; the potential for disruption to Ashland’s business in connection with the proposed IPO, new holding company reorganization or separation; the potential that the new Ashland and Valvoline do not realize all of the expected benefits of the proposed IPO, new holding company reorganization or separation or obtain the expected credit ratings following the proposed IPO, new holding company reorganization or separation; Ashland’s substantial indebtedness (including the possibility that such indebtedness and related restrictive covenants may adversely affect Ashland’s future cash flows, results of operations, financial condition and its ability to repay debt); the impact of acquisitions and/or divestitures Ashland has made or may make (including the possibility that Ashland may not realize the anticipated benefits from such transactions); severe weather, natural disasters, and legal proceedings and claims (including environmental and asbestos matters). Various risks and uncertainties may cause actual results to differ materially from those stated, projected or implied by any forward-looking statements, including, without limitation, risks and uncertainties affecting Ashland that are described in its most recent Form 10-K and its Form 10-Q for the quarterly period ended March 31, 2016 (including Item 1A Risk Factors) filed with the SEC, which is available on Ashland’s website at http://investor.ashland.com or on the SEC’s website at http://www.sec.gov. Ashland believes its expectations and assumptions are reasonable, but there can be no assurance that the expectations reflected herein will be achieved. Unless legally required, Ashland undertakes no obligation to update any forward-looking statements made in this presentation whether as a result of new information, future events or otherwise. This presentation does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.Regulation G: Adjusted ResultsThe information presented herein regarding certain unaudited adjusted results does not conform to generally accepted accounting principles in the United States (U.S. GAAP) and should not be construed as an alternative to the reported results determined in accordance with U.S. GAAP. Ashland has included this non-GAAP information to assist in understanding the operating performance of the company and its reportable segments. The non-GAAP information provided may not be consistent with the methodologies used by other companies. All non-GAAP information related to previous Ashland filings with the SEC has been reconciled with reported U.S. GAAP results.  *

 *  Additional Information and Where to Find ItIn connection with the reorganization of Ashland under a new holding company, Ashland filed with the SEC, and the SEC declared effective on August 5, 2016, the Ashland Global Holdings Inc. registration statement (the “Ashland Global Registration Statement”) that includes a proxy statement of Ashland Inc. that also constitutes a prospectus of Ashland Global Holdings Inc. with respect to the securities of Ashland Global Holdings Inc. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT ASHLAND INC., ASHLAND GLOBAL HOLDINGS INC. AND THE REORGANIZATION. The proxy statement/prospectus and other documents relating to the reorganization can be obtained free of charge from the SEC website at www.sec.gov. Non-solicitationThis presentation shall not constitute an offer to sell or a solicitation of an offer to buy such securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.   *

 *  Ashland Chemicals GroupInvestor Day Recap  Note: FY 2015 figures.

 *  Ashland Chemicals GroupInvestor Day Recap

 *  Ashland Chemicals GroupInvestor Day Recap

 *  Ashland Chemicals GroupInvestor Day Recap

Ashland Chemicals Group

Important Actions Taken

✓Investments for constrained product lines
- HEC to support Coatings, Pharma and PC growth
  - Nanjing expansion on stream in 2015 ad 2016
  - Further capacity increases: productivity and de-bottleneck
- Klucel expansion for Pharma and Nutrition growth
  - Two year expansion to come on stream in 2017
- PVP expansions for Pharma and Personal Care
- Adhesives expansion in Europe for geographic growth

✓Investment in developing technology
- Hybrid research leveraging leadership in Core technologies
- Acquisition of Zeta Fraction technology to expand Biofunctional footprint

✓Improved supply chain
- On time delivery and efficiency



$89MM cellulosics expansion in Hopewell, Va.



Zeta Fraction™ acquisition strengthened biofunctional skincare solutions

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Ashland Chemicals Group

Underlying Business Performance

✓Strong results in numerous key end markets

- Pharma, Coatings, Hair Care; return to growth in Nutrition and Adhesives
- Continued mix improvements leading to improved margins

✓Disciplined cost control

- Effectively managing SG&A expenses
- World class operations

✓Accelerating the innovation pipeline

- Recent introductions in hair & skin care, coatings, adhesives and construction
- Investments in new global centers of excellence

✓Mitigated by the impact of the strong US dollar and energy market

✓Plus continued emerging market weakness

- Primarily Brazil and China
- Impacting both consumer and industrial markets
- Short term impact of consumer trading down

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ASHLAND.

Ashland Chemicals Group

Actions to Return to Profitable Growth

✓Organizational changes within the Chemicals Group

- New commercial leaders plus internal promotions
- Leading to even more focus on our three core markets

✓Additional cost reductions identified

- ~$25 million over 18-24 months
- Manufacturing cost-outs including regional productivity investments

✓Launch of a new commercial excellence initiative

- Drive growth and customer value

✓Accelerate introduction of new products

- Leverage enhanced new product pipeline

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Ashland Chemicals Group

Driving Towards our Stated Objectives

✓Organic growth

- Greater mix from core growth end markets
- Normalized global growth rates
- Expanded capacity in key technology platforms

✓Commercial excellence

- Leveraging the strategy of customer intimacy and world-class operations

✓Innovation pipeline

- Accelerating new product introductions

✓Cost reductions

- IT, GBS, supply chain, manufacturing

ASI targets: Growth in core end markets of 1.5-2x global GDP; Adjusted EBITDA margins of 25-27%

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ASHLAND

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